Mail Stop 4561

May 4, 2009

Richard Heaps
Chief Financial Officer
Selectica, Inc.
1740 Technology Drive, Suite 450
San Jose, CA 95110

> **Re: Selectica, Inc.**
> **Form 8-K filed on February 3, 2008**
> **File No. 000-29637**

Dear Mr. Heaps:

     We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant